Filed by Brookfield Reinsurance Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Brookfield Corporation

Commission File No.: 001-15160

Date: October 11, 2023

Brookfield Reinsurance Announces Commencement of Exchange Offer

Offer enables holders of Brookfield Corporation Class A Shares to voluntarily exchange into shares of Brookfield Reinsurance on a one-for-one basis

BROOKFIELD, NEWS, October 11, 2023 – Brookfield Reinsurance (NYSE, TSX: BNRE) today announced that it has formally commenced its previously announced offer (the “Offer”) whereby holders of Class A Limited Voting Shares (“BN Shares”) of Brookfield Corporation (NYSE, TSX: BN) have the opportunity to voluntarily exchange up to 40,000,000 BN Shares for newly-issued Brookfield Reinsurance Shares1 on a one-for-one basis.

Brookfield Reinsurance is a “paired entity” to Brookfield Corporation, providing investors with an alternative, efficient means through which to hold an interest in Brookfield Corporation. It also enables the Offer to be structured so that the equity base and market capitalization of Brookfield Reinsurance can be enhanced without any dilution to Brookfield Corporation or Brookfield Reinsurance shareholders.

Both Brookfield Reinsurance and Brookfield Corporation believe that exchanges under the Offer by holders whose personal circumstances favor investing in the paired entity through the ownership of Brookfield Reinsurance Shares will be beneficial to overall Brookfield; however, individual shareholders of Brookfield Corporation will need to make their own decision whether to tender shares in the contemplated Offer and it is entirely voluntary.

The Offer will expire at 5:00 p.m. (Eastern time) on November 13, 2023, unless the Offer is extended or withdrawn by Brookfield Reinsurance.

Neither Brookfield Reinsurance, Brookfield Corporation nor any other person is making any recommendation as to whether or not a holder of BN Shares should tender such holder’s shares for exchange in the Offer. Holders of BN Shares are urged to read the Offer Documents carefully and in their entirety, and to consult their own financial, tax and legal advisers and to make their own decisions with respect to participation in the Offer.

Important Information about the Exchange Offer and Where to Find It

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any BN Shares or other securities of Brookfield Corporation, nor shall there be any offer to buy or the solicitation of an offer any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Offer will be made only pursuant to the offer to exchange/circular contained in the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (“SEC”), the letter of transmittal, the notice of guaranteed delivery and other related

[1]	See “The Brookfield Reinsurance Shares” below.

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materials, including a tender offer statement on Schedule TO, together with any amendments or supplements thereto (collectively, the “Offer Documents”). The Offer Documents containing the terms and conditions of the Offer and instructions for tendering BN Shares, among other things, are being sent to holders of BN Shares or designated brokers or other nominees, as applicable, have been filed with the SEC. The registration statement on Form F-4 has been filed with the SEC but has not yet become effective. The Brookfield Reinsurance Shares may not be sold nor may offers to buy be accepted prior to the time such registration statement becomes effective. Shareholders are urged to read any such documents, and any other filings made in connection with the Offer, because they will contain important information.

The Offer will not be conditional upon any minimum number of BN Shares being tendered. The Offer is, however, subject to a number of other conditions, including listing of the Brookfield Reinsurance Shares on both the New York Stock Exchange and the Toronto Stock Exchange, a receipt in respect of the final prospectus from the Canadian securities authorities and the registration statement being declared effective by the SEC and other customary approvals. Brookfield Reinsurance reserves the right, subject to applicable laws, to terminate the Offer and not take up or exchange any BN Shares tendered in the Offer if the conditions to the Offer are not satisfied or, where permitted, waived.

Further details regarding the operations of Brookfield Reinsurance are set forth in its regulatory filings.

Shareholders will be able to obtain free copies of these materials and other documents filed with the SEC by Brookfield Reinsurance and/or Brookfield Corporation in connection with the Offer (including the offer to exchange/circular and the Schedule TO) through the SEC’s website at http://www.sec.gov and on Brookfield Reinsurance’s SEDAR+ profile at www.sedarplus.ca. In addition, copies of these documents may be obtained by contacting Brookfield Reinsurance at the contact information provided below under the heading “Investor Relations”.

Because insiders of Brookfield Reinsurance may choose to tender in the Offer, the Offer may constitute a related party transaction for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Brookfield Reinsurance has applied for exemptive relief from the requirement in MI 61-101 to call a meeting of holders of affected securities in order to obtain minority approval because Brookfield Corporation, the only holder of affected securities of Brookfield Reinsurance, the class C shares, has already provided a written consent to the Offer.

The Brookfield Reinsurance Shares

The Brookfield Reinsurance Shares under the Offer are class A-1 exchangeable non-voting shares of Brookfield Reinsurance, which are (i) convertible into class A exchangeable limited voting shares of Brookfield Reinsurance, and (ii) exchangeable into BN Shares, in each case on a one-for-one basis. Distributions on Brookfield Reinsurance’s exchangeable shares are expected to be paid at the same time and in the same amount per share as cash dividends on the BN Shares, but are expected to be paid as a return of capital, rather than a dividend, which may be attractive to certain investors.

We refer to Brookfield Reinsurance as being “paired” with Brookfield Corporation due to the above exchange features and common distribution.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN).

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For more information, please visit our website at bnre.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

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